Exhibit 99.1

June 3, 2025

James Hardie Industries plc Announces Pricing of Offering of Senior Secured Notes

SYDNEY—(BUSINESS WIRE)— James Hardie Industries plc (ASX: JHX) (“James Hardie” or the “Company”) announced today the pricing of a private offering of $700,000,000 aggregate principal amount of senior secured notes due 2031 (the “2031 Notes”) and $1,000,000,000 aggregate principal amount of senior secured notes due 2032 (the “2032 Notes,” and together with the 2031 Notes, the “Notes”) of its wholly-owned subsidiary, JH North America Holdings Inc. (the “Issuer”). The 2031 Notes will bear interest at a rate of 5.875% per annum and the 2032 Notes will bear interest at a rate of 6.125% per annum.

Subject to certain exceptions and thresholds, the Notes will be guaranteed on a senior secured basis by each wholly owned restricted subsidiary of James Hardie that guarantees its existing senior secured credit facilities, and will be secured by substantially the same collateral as James Hardie’s existing first lien obligations under its existing senior secured credit facilities.

James Hardie intends to use the net proceeds from the offering, together with borrowings under its credit facilities and cash on hand, to finance the aggregate cash consideration in the proposed acquisition of the AZEK Company Inc. (“AZEK”), to repay and terminate AZEK’s existing credit facility and to pay related transaction fees and expenses. At the closing of the Notes offering, the proceeds of the Notes are expected to be placed into escrow pending the consummation of the proposed AZEK merger. If the merger is not consummated, the Issuer will be required to repay the Notes at a redemption price equal to 100% of the initial issue price of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Notes and the related guarantees have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. As a result, they may not be offered or sold in the United States or to any U.S. persons, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Notes and the related guarantees are being offered only to persons reasonably believed to be “qualified institutional buyers” in reliance on the exemption from registration provided by Rule 144A under the Securities Act or, outside the United States, to persons other than “U.S. persons” in reliance on Regulation S under the Securities Act. You are hereby notified that sellers of the Notes and the related guarantees may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of, the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Statements

Statements in this communication that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about: the proposed transaction between the Company and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; the consummation of the offering of Notes and the Company’s anticipated use of the net proceeds from such offering; the Company’s future performance or expectations; the Company’s plans, objectives or goals; and the senior secured credit facilities, borrowings thereunder, use of proceeds thereof and any other financing transactions related to the Transaction. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward looking statements.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward looking statements. All forward-looking statements attributable to the Company, or persons acting on the Company’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward looking statements in this communication speak only as of the date of this communication and are statements of then current expectations concerning future results, events and conditions. The Company does not assume any obligation to update any forward looking statements or information except as required by law. If the Company updates one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. Further information regarding the Company and factors that could affect the forward-looking statements contained herein can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission.

Forward-looking statements of James Hardie and AZEK, respectively, are based on the current expectations, estimates and assumptions of James Hardie and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of James Hardie or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of James Hardie and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of James Hardie’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the James Hardie shares to be issued in the Transaction and the contemplated listing arrangements for James Hardie shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of James Hardie’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction related disruptions to the businesses, including business plans and operations, of James Hardie and AZEK; and the possibility that, as a result of the Transaction or otherwise, James Hardie could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause James Hardie’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm James Hardie’s, AZEK’s or the combined company’s results.

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Investor and Media Contact

Joe Ahlersmeyer, CFA

Vice President, Investor Relations

+1 773-970-1213

investors@jameshardie.com

Source: James Hardie Industries plc